VF 6-3-05

SEC 05043144 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 O'NEILL ST.
(No. and Street)

SAN JUAN, PR 00918
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON CANTERO FRAU (787) 281-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL & CO., LLP / CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

MARIO JULIA INDUSTRIAL PARK - 262 ST. 15 NW, SUITE B
SAN JUAN, PR 00920-2107
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Vay 6/13

XA 6/7

OATH OR AFFIRMATION

I, RAMON CANTERO FRAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM CAPITAL, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

CHAIRMAN & CEO

Title

Affidavit #710 (copy)

Sworn and subscribed before me by Ramón Cantero-Frau, of legal age, married, executive and resident of San Juan, Puerto Rico, personally known to me, this 25th day of May, 2005, in San Juan, Puerto Rico.

Notary Public

JOSE ALBERTO SOSA LLORENS
ABOGADO NOTARIO
PUERTO RICO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. With reconciliation to unaudited FOCUS report submitted
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCM Capital, Inc.

May 26, 2005

Ms. Erin C. Vocke
Supervisor of Examiners
NASD
Florida District Office
Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, FL 33431-6324

Dear Ms. Vocke:

Re: TCM Capital , Inc.
SEC File No. 8-66232
CRD No. 129569

As requested in your letter of May 19, 2005, copy of which is enclosed, attached please find the original of a new completed form X-17A-5 III Facing page duly signed and notarized along with our independent auditors response to the two items listed in your letter.

Thank you very much for the extension granted to submit this filing.

Should you have any question related to this filing, please do no hesitate to give us a call.

Sincerely,

Ramon Cantero Frau
Chairman & CEO

Enclosures

c: David Nelson, Southeast Regional Office, Securities and Exchange Commission
801 Brickell Avenue, Suite 1800, Miami, Fl. 33131
(One original of form X-17A-5III and Copy of documents)

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(Two originals of form X-17A-5III and two copies of documents)

P.O. Box 364065, San Juan, Puerto Rico 00936-4065
Tel. (787) 281-8880 • Fax: (787) 281-8890

NASD

Sent First Class U.S. Mail and Certified Mail # 7005 0390 0001 5997 4508

May 19, 2005

Mr. Ramon Cantero-Frau
TCM Capital, Inc.
153 O'Neill Street
San Juan, PR 00918

RE: Form X-17A-5 Part III Facing Page
CRD No. 129569

Dear Mr. Cantero-Frau:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. The audit did not contain an adequate reconciliation, including appropriate explanations, of the audited Computation of Net Capital, and the broker/dealer's corresponding Unaudited Part IIA FOCUS filing.

2. The audit did not contain a report describing any material inadequacies found to exist, or a statement explaining that no such inadequacies existed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Florida District Office
Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, FL
33431-6324
tel 561 443 8000
fax 561 443 7995
www.nasd.com

Please respond to this matter by no later than May 24, 2005. Again, this request is being made pursuant to NASD Procedural Rule 8210. Questions may be addressed to the undersigned, at (561) 443-8030.

Sincerely,

Erin C Vocke /bau

Erin C. Vocke
Supervisor of Examiners

ECV/ck

Enclosure:

cc: David Nelson, Southeast Regional Office, Securities and Exchange Commission
801 Brickell Avenue, Suite 1800, Miami, FL 33131

cc: Carbonell & Co., LLP, Certified Public Accountants
262 Street 15 NW, Suite B
San Juan, Puero Rico 00920-2107

F/May/TCM Capital, Inc. 5-19-05 ECV

Carbonell & Co., LLP

Certified Public Accountants
Mario Juliá Industrial Park
262 Street 15 NW, Suite B
San Juan, Puerto Rico 00920-2107
Telephone: (787) 782-7700
Fax: (787) 782-8838

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
TCM Capital, Inc.

We have audited the accompanying financial statements of TCM Capital, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carbonell & Co. LLP

February 7, 2005

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 211 Expires Dec. 1, 2007
Stamp 2066307 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

TCM CAPITAL, INC.

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission

For the year ended December 31, 2004

Total ownership equity	$	144,251
Ownership equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		144,251
Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,000,000
Total capital and allowable subordinated liabilities		2,144,251
Total nonallowable assets		(138,289)
Net Capital	**$**	**2,005,962**

Reconciliation with company's computation included in Part II A of Form X-17A-5 as of December 31, 2004

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	2,005,961
Audit adjustment to record an asset		7,549
Difference due to rounding		1
Non-allowable asset		(7,549)
Net capital per above	**$**	**2,005,962**

Carbonell & Co., LLP

Certified Public Accountants
Mario Juliá Industrial Park
262 Street 15 NW, Suite B
San Juan, Puerto Rico 00920-2107
Telephone: (787) 782-7700
Fax: (787) 782-8838

Board of Directors
TCM Capital, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of TCM Capital, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Not withstanding the above, if should be noted that TCM Capital, Inc. is an introducing broker for Pershing LLC. TCM Capital, Inc. does not accept cash, does not safe keep securities, and only accepts checks in the name of Pershing LLC, which are deposited in a Pershing account at Citibank. TCM Capital, Inc. receives daily reports of all account movement which are reviewed by the operations manager, the controller and the principal of the firm. These internal controls and others reduces the possibility of errors and frauds.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standers established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not used by anyone other than these specified parties.

Carbonell & Co. LLP

February 7, 2005

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 211 Expires Dec. 1, 2007
Stamp 2066308 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report